Exhibit 4.1

QUOTIENT LIMITED

(the “Company”)

Statement of Rights

in relation to Preference Shares in the capital of the Company

This statement of rights sets out the rights, obligations and restrictions applicable to preference shares of no par value in the capital of the Company (“Preference Shares”).

Capitalised terms used in this statement of rights and not defined herein shall, unless the context requires otherwise, have the meanings given to them in the articles of association of the Company (the “Articles”). The provisions of regulations 2.2 to 2.17 (inclusive) of the Articles shall apply to the interpretation of this statement of rights as if set out in full herein.

In addition, the following terms shall have the following meanings when used in this statement of rights:

(a)	“Accrual Date” means 31 March, 30 June, 30 September and 31 December in each calendar year;

(b)	“Accrual Period” means the period from 1 January to 31 March, 1 April to 30 June, 1 July to 30 September or 1 October to 31 December, as applicable;

(c)	“Affiliate” means, in relation to a holder of Preference Shares (the “Original Member”):

(i)	where the Original Member is a body corporate, any holding body of the Original Member and any other body corporate which is a subsidiary of the Original Member or any holding body of the Original Member;

(ii)	in any case, any person acting as nominee or custodian of or for the Original Member where beneficial title to the relevant Preference Shares remains vested in the Original Member; and

(iii)	where the Original Member is Ortho-Clinical Diagnostics Finco S.à r.l., any direct or indirect subsidiary of OCD Bermuda;

(d)	“Change of Control” means any change in the ownership of the Company which confers Control on any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) who does/do not immediately prior to such change exercise Control;

(e)	“Control” means:

(i)	the ownership, directly or indirectly, of shares in the capital of the Company which together confer more than 50% of the voting rights attaching to all issued shares in the capital of the Company;

(ii)	the ownership, directly or indirectly, of shares in the capital of the Company and having the right to appoint or remove a majority of the board of directors of the Company; or

(iii)	the ownership, directly or indirectly, of shares in the capital of the Company and controlling alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the Company;

(f)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

(g)	“Holder Redemption Trigger Date” means the fourth anniversary of the issue date of the relevant Preference Share, as may be extended pursuant to paragraph 2.3.2 below;

(h)	“Insolvency Event” means any one of the following:

(i)	a notice having been issued to convene a meeting for the purpose of passing a resolution to wind up the Company, or such a resolution having been passed other than a resolution for the solvent reconstruction or reorganization of the Company or for the purpose of inclusion of any part of the share capital of the Company in the Official List of the London Stock Exchange or in the list of the New York Stock Exchange or quotation of the same on the National Association of Securities Dealers Automated Quotation System or any other international stock exchange;

(ii)	a resolution having been passed by the Company’s directors or shareholders to seek a winding up order or a petition for a winding up order (in each case within the meanings given to those terms under the laws of England and Wales) or application for a declaration of désastre having been presented against the Company which has not been dismissed or withdrawn within 30 days of its presentation, or any analogous action is taken in a jurisdiction other than England and Wales;

(iii)	a resolution having been proposed by the Company to appoint an administrator, or to apply to court for an administration order, or an application for an administration order having been lodged with the court whether or not by the Company or any step is taken pursuant to the Insolvency Act 1986, Schedule B1 and/or the Insolvency Rules 1986 (in each case of the United Kingdom) to appoint an administrator out of court or the Company enters administration (in each case within the meanings given to those terms under the laws of England and Wales), or any analogous action that is taken in a jurisdiction other than England and Wales;

(iv)	a receiver, administrative receiver, receiver and manager, court appointed receiver, interim receiver, custodian, sequestrator or similar officer (in each case within the meanings given to those terms under the laws of England and Wales) is appointed in respect of the Company or over any part of the Company’s assets or any Third Party takes steps to appoint such an officer in respect of the Company or an encumbrancer takes steps to enforce or enforces its security over any part of the Company’s assets, or any analogous action that is taken in a jurisdiction other than England and Wales including but not limited to the appointment or application to appoint a liquidator or the Viscount of the Royal Court of Jersey in respect of the Company or any of its assets;

(v)	a moratorium comes into force in respect of the Company or the Company’s directors resolve to make a proposal for a voluntary arrangement or meetings are convened for consideration of a proposal for a voluntary arrangement made in relation to the Company under Part I and/or Schedule A1 of the Insolvency Act 1986 of the United Kingdom, or any analogous action that is taken in a jurisdiction other than England and Wales;

(vi)	an application or proposal in respect of the Company is made under Part 26 of the Companies Act 2006 of the United Kingdom (as amended), Article 125 of the Law or any analogous action that is taken in a jurisdiction other than England and Wales;

(vii)	a step or event having been taken or arisen outside the United Kingdom which is similar or analogous to any of the steps or events listed above including under the United States Bankruptcy Code (including a filing under Chapter 11 proceedings) or other relevant laws of the United States of America which shall not have been appealed within seven days of having been lodged or such an order shall having been made and not dismissed within 30 days thereafter;

(viii)	the Company takes any step, whether under the Insolvency Act 1986 of the United Kingdom or otherwise (including starting negotiations), with a view to readjustment, rescheduling or deferral of any part of the Company’s indebtedness, or proposes or makes any general assignment, composition or arrangement with or for the benefit of all or some of the Company’s creditors or makes or suspends or threatens to suspend making payments to all or some of the Company’s creditors or the Company submits to any type of voluntary arrangement (in each case within the meanings given to those terms under the laws of England and Wales), or any analogous action that is taken in a jurisdiction other than England and Wales;

(ix)	where the Company is unable to pay or has no reasonable prospect of being able to pay its debts within the meaning of Section 123 Insolvency Act 1986 of the United Kingdom, but disregarding references in the Insolvency Act 1986 of the United Kingdom to proving this inability to the court’s satisfaction, or any analogous event that is taken in a jurisdiction other than England and Wales including but not limited to the Company being unable to discharge its liabilities as they fall due for the purposes of the Law or the Bankruptcy (Désastre) (Jersey) Law 1990; or

(x)	the Company is or becomes bankrupt within the meaning given to that term in the Interpretation (Jersey} Law 1954,

for which purpose:

(1)	“Group Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with, the first Person, provided that, with respect to OCD, for so long as OCD is controlled by OCD Bermuda or one or more Subsidiaries of OCD Bermuda, “Group Affiliate” shall only mean OCD Bermuda and its Subsidiaries (including future Subsidiaries) (and for the purposes of this definition, a Person shall be regarded as in control of another Person if it owns, or directly or indirectly controls, at least 50 per cent of the voting stock or other ownership interest of the other Person, or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of the other Person by any means whatsoever);

(2)	“OCD” means Ortho-Clinical Diagnostics, Inc., a corporation incorporated under the laws of New York having its principal place of business at 1001 US Highway Route 202, Raritan, New Jersey 08869;

(3)	“Person” means any individual, corporation, partnership, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, governmental authority or other form of entity not specifically listed in the foregoing;

(4)	“Subsidiary” means, with respect to any Person, any other Person which directly or indirectly is controlled by such Person (eg a direct or indirect subsidiary corporation) (and for the purposes of this definition, a Person shall be regarded as in control of another Person if it owns, or directly or indirectly controls, at 50 per cent of the voting stock or other ownership interest of the other Person, or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of the other Person by any means whatsoever); and

(5)	“Third Party” means and Person other than the Company, OCD and any Group Affiliate of the Company or OCD;

(i)	“OCD Bermuda” means Ortho-Clinical Diagnostics Bermuda Co. Ltd., a corporation incorporated under the laws of Bermuda with registered number 48588 having its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda HM11; and

(j)	“Redemption Notice” means a notice served on the Company by a holder pursuant to paragraph 2.3.1 below or served on a holder by the Company pursuant to paragraph 2.3.3 or paragraph 2.3.4 below.

The rights, obligations and restrictions applicable to Preference Shares are as follows:

1.	GENERAL

1.1	Extension of rights generally

Save as set out in paragraphs 1.2 to 1.5 below, Preference Shares shall confer on their holders all rights and be subject to all obligations and restrictions set out in the Articles which apply to shares and their holders.

1.2	Distributions

Save as expressly provided in paragraph 2.1 below, Preference Shares shall not confer on their holders any right to participate in any distribution made by the company, whether of income, profits or otherwise.

1.3	Capital

Save as expressly provided in paragraph 2.2.1 below, Preference Shares shall not confer on their holders any right to participate in the capital of the Company on a winding-up of the Company, a return of capital by the Company or otherwise.

1.4	Voting

Preference Shares shall not confer on their holders any right to vote (either in person or by proxy and whether on a poll or on a show of hands) at any general meeting of the Company or be counted in determining the total number of votes which may be cast at any such meeting, or required for the purposes of an ordinary resolution or special resolution of any members or any class of members, or for the purposes of any other consent required under the Articles, save that the holders of Preference Shares shall be entitled to receive notice of, attend and vote at any meeting of the holders of Preference Shares as a class held pursuant to Article 10 of the Articles, and each Preference Share shall confer on its holder one vote at any such meeting on a poll.

1.5	As regards rights expressly applicable to Ordinary Shares only

Preference Shares shall not confer on their holders any rights, or subject their holders to any restrictions or obligations, set out in the Articles which expressly apply to Ordinary Shares and their holders only.

2.	SPECIFIC RIGHTS

The following provisions shall apply in relation to Preference Shares:

2.1	Income

2.1.1	Each Preference Share shall confer on its holder the right to a cumulative preferential dividend of 7% per annum of the amount paid up on that Preference Share on and from the date of issue of such Preference Share to (but excluding) the date of redemption of such Preference Share in accordance with paragraph 2.3 below or the capitalisation of the accrued but unpaid amount of such preferential dividend in accordance with paragraph 2.2.2 below (“Preferential Dividend”).

2.1.2	Preferential Dividend shall accrue quarterly in respect of each Accrual Period on each Accrual Date, provided that:

(a)	where a Preference Share is issued otherwise than on the first day of an Accrual Period, the amount of Preferential Dividend accruing on the first Accrual Date following the date of issue of such Preference Share shall be calculated pro rata on and from the date of issue to (and including) the first Accrual Date following the date of issue; and

(b)	where a Preference Share is redeemed otherwise than on an Accrual Date, the amount of Preferential Dividend accruing on the date of redemption of such Preference Share shall be calculated pro rata on and from the first day of the Accrual Period during which such redemption takes place to (but excluding including) the date of redemption, in each case on the basis of a 90 day Accrual Period.

2.1.3	All accrued Preferential Dividend in respect of a Preference Share shall be paid in accordance with paragraphs 2.1.4, 2.1.5 and 2.3 below.

2.1.4	The Company shall have the right (but shall be under no obligation) to make payment from time to time of some or all of the then accrued but unpaid Preferential Dividend (in which case such payment shall be made in respect of all Preference Shares then in issue in proportion to the aggregate amount of Preferential Dividend then accrued and unpaid).

2.1.5	The Company shall pay all accrued but unpaid Preferential Dividend in respect of a Preference Share immediately before that Preference Share is redeemed in accordance with paragraph 2.3 below.

2.1.6	The Company shall not declare or pay any dividend or make any other distribution of income or profits to the holders of Ordinary Shares for so long as any accrued Preferential Dividend remains accrued but unpaid.

2.2	Liquidation

2.2.1	On a winding-up or liquidation of the Company, the Preference Shares then in issue shall rank pari passu with Ordinary Shares as regards the repayment of the amount paid up thereon.

2.2.2	Immediately prior to a winding-up or liquidation of the Company, all accrued but unpaid Preferential Dividend in respect of Preference Shares then in issue shall (without the requirement for any further corporate action to be taken) be capitalised into new Preference Shares on the basis of one new Preference Share for each whole US$22.50 of Preferential Dividend accrued but unpaid in favour of a holder of Preference Shares (in fractions of shares if necessary).

2.3	Redemption

Preference Shares which are fully paid up shall be redeemable in accordance with the following provisions:

2.3.1	The holder of a fully paid up Preference Share shall have the right to require the Company to redeem that Preference Share at any time on and from the Holder Redemption Trigger Date applicable to that Preference Share by notice to the Company (which notice may be served prior to the Holder Redemption Trigger Date but, if so served, shall not take effect until the Holder Redemption Trigger Date). Any Preference Shares subject to such a notice shall, subject to paragraph 2.3.6 below, be redeemed by the Company within 60 days of the date of service of such notice on the Company.

2.3.2	The Company shall have the right by notice to all the holders of Preference Shares to extend the Holder Redemption Trigger Date of all Preference Shares in one year increments, subject to a maximum extension of the Holder Redemption Trigger Date to the 10th anniversary of the issue date of a Preference Share. The Company shall have the right to extend the Holder Redemption Trigger Date once per calendar year, and for the avoidance of doubt such extension shall apply notwithstanding any Redemption Notice having been served. For the avoidance of doubt, the extension of the Holder Redemption Trigger Date shall not constitute a variation to the rights attaching to the Preference Shares which requires the sanction of the holders thereof in accordance with the Articles.

2.3.3	The Company shall have the right to redeem all or some only of the fully paid up Preference Shares at any time by notice to the holders thereof. Where some only of the Preference Shares are to be so redeemed, such redemption shall be effected as closely as possible amongst the holders of Preference Shares pro rata to the number of Preference Shares held by each such holder.

2.3.4	All of the fully paid up Preference Shares shall immediately be redeemed on a Change of Control. The Company shall give notice of such redemption to the holders of Preference Shares as soon as reasonably practicable following it becoming aware that such Change of Control is reasonably likely to take effect, and (unless the Company becomes aware that such Change of Control is reasonably likely to take effect after such time) such notice shall be served on the holders of the Preference Shares not less than 15 days before such Change of Control is anticipated to take effect. For the avoidance of doubt, notwithstanding such a notice having been served, no Preference Shares shall be required to be redeemed pursuant to this paragraph unless a Change of Control actually takes effect.

2.3.5	On the redemption of a Preference Share, the Company shall, within 30 days of the date of redemption thereof, pay to the holder of that Preference Share an amount equal to the amount paid up on that Preference Share. All redemption monies shall (unless the Company determines otherwise in its absolute discretion) be paid by cheque to the address of the relevant holder contained in the Register, provided that, in the case of joint holders, the redemption monies shall be paid to the holder whose name stands first in the Register.

2.3.6

If the Company is not permitted by law to redeem all of the Preference Shares due for redemption at the relevant time, the Company shall redeem the maximum number of Preference Shares it is lawfully able to redeem, and shall redeem the remaining Preference Shares due for redemption (whether by way of a single redemption or in tranches) as soon as reasonably practicable following it being lawfully able to do so (and where the Preference Shares due for redemption are held by more than one holder, such Preference Shares shall be redeemed pro rata to the aggregate number of Preference Shares held by each relevant holder thereof).

2.3.7	Each Redemption Notice shall specify the Preference Share(s) to be redeemed and, in the case of a Redemption Notice served by the Company:

(a)	may request that the relevant holder of Preference Shares provides to the Company bank account details for the purposes of making electronic payments of Preference Share redemption monies; and

(b)	may specify an address for service of documents pursuant to paragraph 2.3.8 below.

2.3.8	As soon as possible following (and in any event within 10 days of) service of a Redemption Notice, each holder of Preference Shares to be redeemed shall deliver to the Company at its registered office (or such other the place as specified in the Redemption Notice pursuant to paragraph 2.3.7(b) above):

(a)	the certificate(s) for the relevant Preference Shares; or

(b)	an indemnity in a form satisfactory to the board in respect of any lost or damaged certificate(s) for the relevant Preference Shares.

If a certificate so delivered includes Preference Shares not then redeemable, the Company shall following redemption of the Preference Shares then redeemable issue to the relevant holder a new certificate for the balance of Preference Shares not redeemed, without charge.

2.3.9	If a holder of a Preference Share to be redeemed fails to comply with its obligations pursuant to paragraph 2.3.8 above, the Company shall nevertheless be entitled to redeem the relevant Preference Shares but shall be entitled to retain the relevant redemption monies pending compliance by the relevant holder with its obligations pursuant to paragraph 2.3.8 above.

2.3.10	Upon the redemption of a Preference Share, the certificate in respect thereof shall be cancelled and the holder (or holders) thereof shall cease to be entitled to any rights in respect thereof and accordingly the name of such holder (or, in the case of joint holders, such holders) shall be removed from the Register with respect of such Preference Share.

2.4	Transfer restrictions

2.4.1	Subject to paragraph 2.4.2 below, no Preference Share shall be transferred without the prior written consent of the Board.

2.4.2	An Original Member or an Affiliate of an Original Member shall be entitled to transfer some or all of the Preference Shares of which it is a holder to:

(a)	any one of more Affiliates of the Original Member, provided that if any such transferee ceases to be an Affiliate of the Original Member such transferee shall immediately transfer the relevant Preference Shares to the Original Member. The Board shall not be obliged to register such a transfer unless, prior to registration thereof, the relevant holder has provided to the Board evidence reasonably satisfactory to the Board that the proposed transferee is an Affiliate of the Original Member;

(b)	any acquirer of all or substantially all of the non-cash assets of OCD Bermuda and its subsidiaries; or

(c)	any transferee chosen by the Original Member if an Insolvency Event occurs in relation to the Company.

2.5	Anti-dilution

The following provisions shall apply for so long as any Preference Shares are in issue:

2.5.1	Subject to paragraphs 2.5.2 and 2.5.3 below, and notwithstanding regulation 10.4 of the Articles, neither:

(a)	the creation, allotment and/or issue by the Company of any shares which confer on their holders any preferred, deferred or other special rights or restrictions, whether in regard to dividend, return of capital, transfer, voting, conversion or otherwise, as may be determined in accordance with regulation 4 of the Articles; or

(b)	the division of any shares in the capital of the Company (other than Preference Shares) into more shares (a stock split) or the consolidation of any shares in the capital of the Company (other than Preference Shares) into fewer shares (a reverse stock split), shall constitute or be deemed to constitute a variation or abrogation of the rights attaching to the holders of the Preference Shares.

2.5.2	The Company shall not create, allot and/or issue any shares which confer on their holders any rights as regards participation in the income, profits, capital and/or assets of the Company, including without limitation by way of dividend, distribution or return of capital, which rank ahead of, in priority to or pari passu with the rights of the holders of Preference Shares pursuant to paragraphs 2.1.5 and/or 2.3 above (for this purpose, “relevant shares”) unless:

(a)	the creation, allotment and issue of the relevant shares has been consented to or sanctioned (as applicable) by the holders of the requisite number or majority (as applicable) of Preference Shares in accordance with regulation 10.1 of the Articles (for which purpose the creation, allotment and/or issue of relevant shares shall be deemed to constitute a variation of the rights attaching to the Preference Shares); or

(b)	the rights attaching to the relevant shares are such that, on and from the applicable Holder Redemption Trigger Date (as it may be extended by the Company pursuant to paragraph 2.3.2 above but not in any event later than the 10th anniversary of the issue date of a Preference Share), the rights attaching to the relevant shares (i) shall as regards rights to participate in the income, profits, capital and/or assets of the Company rank pari passu with, or rank behind, the rights attaching to the Preference Shares and (ii) shall in no way prevent, restrict or impair the rights of the holder(s) of that Preference Shares pursuant to paragraphs 2.1.5 and 2.3 above to be redeemed and receive the payments described in paragraphs 2.1.5 and 2.3.5 above.

2.5.3	If:

(a)	any shares in the capital of the Company (other than Preference Shares) are divided into more shares or consolidated into fewer shares (whether by share division or consolidation, share dividend, recapitalization or other similar transaction) or the Company issues any bonus shares; and

(b)	such division or consolidation or issue of bonus shares (as applicable) would or could reduce the entitlement of the holders of Preference Shares to participate in the income, profits, capital and/or assets of the Company pursuant to paragraphs 2.1.5, 2.2 and/or 2.3 above, the number of Preference Shares then in issue shall (automatically and without any further corporate action being required on the part of the Company) be divided or consolidated (as applicable) so that there is no proportionate dilution in the total number of Preference Shares then in issue as compared to the total number of issued shares in the capital of the Company (and the amount paid up on each Preference Share following such division or consolidation shall be adjusted accordingly), and any resolution of the Company passed pursuant to Article 38A of the Law or otherwise in connection with any such division or consolidation of shares in the capital of the Company (other than Preference Shares) shall (irrespective of the express wording of such resolution) be deemed, for the purposes of Article 38A of the Law and for all other purposes, to include a special resolution to divide or consolidate (as applicable) the number of Preference Shares then in issue and adjust the amount paid up on each Preference Share then in issue in accordance with the foregoing provisions.